Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On February 9, 2012, Constellation Energy and Exelon Corporation issued the following joint press release regarding leadership appointments for the combined company upon completion of their merger.

EXELON NAMES NEXT LEVEL OF LEADERS FOR

COMBINED EXELON-CONSTELLATION

Executives announced today will lead functions within

Exelon Business Services Company, Exelon Utilities and Exelon Generation

CHICAGO AND BALTIMORE (February 9, 2012) – Exelon Corporation (NYSE: EXC) today announced the next level of executives leading what will be the largest competitive energy provider in the nation upon the closing of Exelon’s merger with Constellation Energy Group (NYSE: CEG). The appointments reflect leaders who will assume senior leadership roles in the combined organization, effective upon closing. They follow prior announcements of senior leadership within the Constellation business unit and the Exelon risk and finance teams.

“As we continue to plan for the seamless integration of Exelon and Constellation, it is exciting for us to make this announcement today. Not only do these appointments reflect a wealth of talent – they also help us begin to see the post-merger organization take shape through its leadership. I am confident in this group of leaders and their ability to help guide Exelon and its businesses following the merger,” said Exelon President and COO Christopher M. Crane, who will become president and CEO of the combined company.

EXELON BUSINESS SERVICES COMPANY

Reporting to Ruth Ann M. Gillis, who will remain executive vice president and chief administrative and diversity officer for Exelon and president of Exelon Business Services Company, will be:

•	Amy E. Best, currently vice president of Human Resources for Exelon Generation, who will become senior vice president and chief human resources officer for Exelon;

•	Sunil Garg, currently senior vice president, Exelon Generation, and president of Exelon Power, who will become senior vice president and chief information and innovation officer for Exelon; and

•	M. Bridget Reidy, senior vice president and chief supply officer for Exelon, who will remain in that role.

Reporting to William A. Von Hoene, Jr., who upon closing of the merger will become senior executive vice president and chief strategy officer, Exelon, will be:

•	Darryl M. Bradford, currently senior vice president and general counsel for Exelon, who will remain in that role and has been named to Exelon’s Executive Committee;

•	Douglas J. Brown, currently senior vice president and chief investment officer for Exelon, who will remain in that role;

•	Calvin G. Butler, Jr., currently senior vice president, Corporate Affairs for Exelon, who will remain in that role;

•

James L. Connaughton, currently executive vice president, Corporate Affairs, Public and Environmental Policy for Constellation, who will become executive vice president and senior policy advisor for Exelon and has been named to Exelon’s Executive Committee;

•	Kyle B. Crowley, currently senior vice president and chief development officer for Exelon, who will remain in that role;

•

Joseph Dominguez, currently senior vice president, Federal Regulatory Affairs, Public Policy, Communications and State Government Affairs for Exelon, who will become senior vice president, Governmental and Regulatory Affairs and Public Policy, and has been named to Exelon’s Executive Committee;

•

James D. Firth, currently senior vice president, Communications and State Government Affairs and Public Policy for Exelon, who will become senior vice president, Communications, Public Advocacy and Corporate Relations, and has been named to Exelon’s Executive Committee; and

•	Christopher D. Gould, currently vice president, Corporate Strategy and Exelon 2020 for Exelon, who will become senior vice president, Corporate Strategy, and chief sustainability officer.

Reporting to Bradford as senior vice presidents will be:

•

Charles Berardesco, currently senior vice president, general counsel, corporate secretary and chief compliance officer for Constellation, who will become senior vice president and general counsel for Exelon’s Constellation business unit;

•	Paul R. Bonney, currently vice president, Regulatory Affairs, and general counsel for PECO, who will become senior vice president and deputy general counsel, regulatory, wholesale and retail; and

•	Bruce G. Wilson, currently senior vice president, deputy general counsel and corporate secretary for Exelon, who will remain in that role.

Each operating company general counsel will work closely with and support the senior leadership of his respective business unit.

Reporting to Dominguez as senior vice presidents will be:

•	Kathleen L. Barrón, currently vice president, Federal Regulatory Affairs and Policy for Exelon, who will become senior vice president, Federal Regulatory Affairs and Wholesale Market Policy;

•	David C. Brown, currently senior vice president, Federal Government Affairs and Public Policy for Exelon, who will remain in that role; and

•

Martin V. Proctor, currently senior vice president, energy policy for Constellation, who will become senior vice president, State Government and Regulatory Affairs and Competitive Market Policy for Exelon.

EXELON UTILITIES

As previously announced, Denis P. O’Brien, currently president and CEO of PECO, will become senior executive vice president, Exelon, and CEO of Exelon Utilities upon close of the merger, with the CEOs of BGE, ComEd and PECO reporting to him.

Reporting to Kenneth W. DeFontes, who will remain president and CEO of BGE, as COO and CFO will be:

•	Stephen J. Woerner, currently chief integration officer for Constellation, who will become senior vice president and COO, BGE; and

•

Carim V. Khouzami, who as previously announced will remain in the role of vice president, CFO and treasurer of BGE, reporting also to Jonathan W. (Jack) Thayer, who was previously named executive vice president and CFO of the combined company.

Reporting beginning March 1, 2012, to Anne R. Pramaggiore, who on that date will become ComEd’s president and CEO, will be the following executive and senior vice presidents:

•	Terence R. Donnelly, currently executive vice president, Operations, at ComEd, who will become executive vice president and COO;

•	Fidel Marquez, currently senior vice president, Customer Operations, at ComEd, who will become senior vice president, Governmental and External Affairs;

•	Kevin B. Brookins, currently vice president, Operations Strategy and Business Intelligence, at ComEd, who will become senior vice president, Strategy and Administration;

•	Thomas S. O’Neill, currently senior vice president, regulatory and energy policy and general counsel for ComEd, who will remain in that role and report also to Exelon’s general counsel; and

•	Joseph R. Trpik, who as previously announced remains in his role as senior vice president, CFO and treasurer, ComEd, reporting also to Thayer.

Reporting to Donnelly will be:

•	Val Jensen, currently vice president, Marketing and Environmental Programs, at ComEd, who will become senior vice president, Customer Operations; and

•	John. T. (Tyler) Anthony, who will continue in his role as senior vice president, Distribution Operations, at ComEd.

Reporting to Craig L. Adams, who will become president and CEO of PECO, at the senior vice president level will be:

•	Michael A. Innocenzo, currently vice president, Distribution System Operations and Smart Grid/Smart Meter for PECO, who will become senior vice president, Operations; and

•	Phillip S. Barnett, currently senior vice president and CFO for PECO, and who as previously announced will add the title of treasurer and report also to Thayer.

EXELON GENERATION

Reporting to Charles G. (Chip) Pardee, who will remain senior vice president and COO of Exelon Generation, at the senior vice president level will be:

•	Ron J. DeGregorio, currently chief integration officer for Exelon, who will become senior vice president, Exelon Generation, and president of Exelon Power;

•	Michael J. Pacilio, currently senior vice president, Exelon Generation, president of Exelon Nuclear and chief nuclear officer, who will remain in that role; and

•	Amir Shahkarami, currently senior vice president, Exelon Generation, and managing director, Exelon Nuclear Partners, who will remain in that role.

Reporting to DeGregorio at the senior vice president level will be:

•	John F. Barnes, currently vice president, Power Operations, for Exelon Power, who will become senior vice president, Exelon Generation, and COO of Exelon Power; and

•	John T. Long, currently president of Constellation Power Generation, who will become COO for Maryland Clean Coal.

Remaining in their current roles and reporting to Pacilio at the senior vice president level in Exelon Generation will be:

•	Joseph P. Grimes, senior vice president, Engineering and Technical Services;

•	Bryan C. Hanson, senior vice president, Midwest Operations;

•	Susan R. Landahl, COO, Fleet Operations; and

•	Christopher H. Mudrick, senior vice president, Mid-Atlantic Operations.

Constellation Energy Nuclear Group (CENG) will remain an independently managed joint venture.

Exelon expects to name the remainder of its executives later this month.

In addition to the changes announced above, current Exelon executives Victor Fonseca, senior vice president, Compensation and Benefits; Daniel C. Hill, senior vice president and chief information officer; and John R. Samolis, senior vice president, Human Resources have announced their intent to retire upon closing of the merger.

The Exelon-Constellation merger has received approval by the Department of Justice, the New York Public Service Commission, the Public Utility Commission of Texas and the shareholders of Exelon and Constellation. It also requires regulatory approvals by the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and the Maryland Public Service Commission.

In a merger settlement with the State of Maryland, the Maryland Energy Administration (MEA), the City of Baltimore and the Baltimore Building and Construction Trades Council announced Dec. 15, 2011, Exelon, Constellation and Baltimore Gas and Electric Company agreed to provide a package of benefits totaling more than $1 billion and expected to create more than 6,000 jobs in Maryland.

The Exelon-Constellation merger will combine Exelon’s environmentally advantaged generation fleet with Constellation Energy’s industry-leading customer-facing businesses. The companies announced their agreement to merge on April 28, 2011.

About Exelon Corporation

Exelon Corporation is one of the nation’s largest electric utilities with more than $19 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 494,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC.

About Constellation Energy

Constellation Energy is a leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States. It owns a diversified fleet of generating units, totaling approximately 12,000 megawatts of generating capacity, and is a leading advocate for clean, environmentally sustainable energy sources, such as solar power and nuclear energy. The company delivers electricity and natural gas through the Baltimore Gas and Electric Company (BGE), its regulated utility in Central Maryland. A FORTUNE 500 company headquartered in Baltimore, Constellation Energy had revenues of $14.3 billion in 2010. Learn more online: www.constellation.com.

For the latest information about the Exelon-Constellation merger, visit the merger website:

www.exelonconstellationmerger.com.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

# # #

Media Contacts:	Exelon	Constellation
	Paul Elsberg 312-394-7417	Lawrence McDonnell 410-470-7433

Investor Contacts:	Exelon	Constellation
	Stacie Frank 312-394-3094	Sandra Brummitt 410-470-6440

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; 4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2011Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and

Supplementary Data: Note 12; and (3) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.